SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                       EAGLE WIRELESS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  27002R 10 1
                                 (CUSIP Number)



                                February __, 2001
            (Date of Event which Requires Filing of this Statement)


     Check  the  appropriate  box  to  designate the rule pursuant to which this
Schedule  is  filed:

     [   ]  Rule  13d-1(b)

     [ X ]  Rule  13d-1(c)

     [   ]  Rule  13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO.  27002R  10  1              13G                 Page  2  of  5  Pages


1        NAMES  OF  REPORTING  PERSONS/
         I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                Michael  T.  McClere

2        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
          (See  Instructions)                                      (a)  [  ]
                                                                   (b)  [  ]


3        SEC  USE  ONLY


4       CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            United  States

NUMBER  OF                  5        SOLE  VOTING  POWER           3,428,920
SHARES
BENEFICIALLY                6        SHARED  VOTING  POWER         None
OWNED  BY
EACH                        7        SOLE  DISPOSITIVE  POWER      3,428,920
REPORTING
PERSON
WITH                        8        SHARED  DISPOSITIIVE  POWER   None


9       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

               3,428,920

10       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
         SHARES  (See  Instructions)    [   ]


11       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                   5.6%

12       TYPE  OF  REPORTING  PERSON  (See  Instructions)          IN


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CUSIP  NO.  27002R  10  1                 13G                 Page 3 of 5  Pages


ITEM  1(a).     Name  of  Issuer:  Eagle  Wireless  International,  Inc.

ITEM  1(b).     Address  of  Issuer's  Principal  Executive  Offices:

                101  Courageous  Drive,  League  City,  Texas  77573.

ITEM  2(a).     Name  of  Person  Filing:  Michael  T.  McClere

ITEM  2(b).     Address  of  Principal  Business  Office or, if None, Residence:

                400  Trail  View  Way,  Friendswood,  TX  77546

ITEM  2(c).     Citizenship:  United  States

ITEM  2(d).     Title  of  Class  of  Securities:  Common  Stock

ITEM  2(e).     CUSIP  Number:

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                Not  applicable


ITEM  4.        Ownership.

     (a) and (b) The aggregate number and percentage of shares of common stock of the Issuer identified in Item 1 is as follows:

                                  Aggregate  Number  of            Percentage of
Beneficial  Owner              Shares  Beneficially  Owned             Class

Michael  T.  McClere                 3,428,920(1)                       5.6%

____________
(1) Includes 330,000 shares of common stock (0.5% of the class) held by the the Rachel McClere 1998 Trust (the "Trust"), of which Michael T. McClere is the sole trustee, and 1,609,961 shares of common stock (2.6% of the class) owned by Tech Technologies Services LLC, a Texas limited liability company ("TTS"), of which Mr. McClere is the General Manager and owns a 90% member interest. More specifically, the aggregate number of shares of common stock beneficially owned by Mr. McClere includes: (a) Class A warrants held by the Trust to purchase 40,000 shares of common stock, and Class A warrants held by TTS to purchase 176,000 shares of common stock, (b) Class B warrants held by Mr. McClere to purchase 210,000 shares of common stock, Class B warrants held by the Trust to purchase 40,000 shares of common stock, and Class B warrants held by TTS to purchase 192,000 shares of common stock, (c) 312,500 shares of common stock held by the Trust, and (d) 1,241,961 shares of common stock owned by TTS.


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CUSIP  NO.  27002R  10  1                13G               Page  4  of  5  Pages


     (c)  Number  of  shares  as  to  which  Mr.  McClere  has:

     (1)  Sole  power  to  vote  or  direct  the  vote:  3,428,920.

     (2)  Shared  power  to  vote  or  direct  the  vote:  0.

     (3)  Sole  power  to  dispose  or  direct  the  disposition:  3,428,920.

     (4)  Shared  power  to  dispose  or  direct  the  disposition:  0.

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

             Not  applicable.

ITEM  6.     OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not  applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH HAS ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

             Not  applicable.

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

             Not  applicable.

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP.

             Not  applicable.

ITEM  10.    CERTIFICATIONS.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP  NO.  27002R  10  1              13G                 Page  5  of  5  Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:     May  __,  2001


                                    /s/  Michael  T.  McClere
                                    ----------------------------
                                    Michael  T.  McClere

                                    Tech  Technologies  Services,  LLC





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).


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